                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                April 27, 2001

                            BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F X     Form 40-F
                                   ---             ----

         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                           Yes         No  X
                               -----     ------

         If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              BASF Aktiengesellschaft



Date: April 27, 2001          By:    /s/ Kurt Leidner
                              -----------------------------
                              Name: Kurt Leidner
                              Title:Director Communications
                                    Ludwigshaffen site


                              By:   /s/ Felix Gress
                              -----------------------------
                              Name: Felix Gress
                              Title:Director Communications
                                    BASF Group

EXHIBIT No.        EXHIBIT
-----------        -------
99.1               Press Release Interim Report 1st Quarter 2001
99.2               Press Release Speech at Shareholder Meeting 2001